Exhibit 21.1

Subsidiaries of Waldencast plc

Name of Subsidiary	Jurisdiction of Organization
Obagi Holdco 1 Limited	Jersey
Waldencast Cayman LLC	Cayman Islands
Waldencast Partners LP	Cayman Islands
Obagi Holdco 2 Limited	Jersey
Milk Makeup LLC	United States (Delaware)
Waldencast Finco Limited	Jersey
Obagi Global Holdings Limited	Cayman Islands
Obagi Holdings Company Limited	Cayman Islands
Obagi Cosmeceuticals LLC	United States (Delaware)
Obagi Netherlands B.V.	Netherlands
Obagi AsiaPac Limited	Hong Kong
Waldencast UK Operations Limited	England and Wales